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Mark Metz · 3rd

Chairman at Catalyst Tech Ventures

Norcross, Georgia, United States · Contact info

500+ connections

Catalyst Tech Ventures

Furman University

Experience

Chairman

Catalyst Tech Ventures · Full-time

Nov 2020 – Present · 11 mos

Peachtree Corners, Georgia, United States

Helping portfolio companies with investment, strategy and leadership, Catalyst Tech Ventures is a holding company and investment company. Visit at www.catalysttechventures.com

Head Hare

NerdRabbit | A ReluTech Company · Full-time

Jul 2019 – Present · 2 yrs 3 mos

Atlanta, Georgia, United States

NerdRabbit, a ReluTech company, is the first AWS Software Defined Staffing Agency powered by machine learning technology. As the Head Hare (CEO) of NerdRabbit, I oversee all aspects of product development, marketing, (h)opportunities, and colonies.

NerdRabbit's mission is "To connect a colony of AWS professionals to share ideas …see more

Founder and CEO

ReluTech

Oct 2013 – Present · 8 yrs

Greater Atlanta Area

ReluTech (formerly Relus Technologies) was rebranded after the acquisition of Relus Cloud. At ReluTech we are focused on supporting companies in transforming their businesses through innovative talent and infrastructure solutions.

Founder and Benevolent Dictator

22TechPark

Mar 2015 – Present · 6 yrs 7 mos

Peachtree Corners, Georgia

22Tech Park is the Technology Incubator in Peachtree Corners. From 22TechPark, we incubated and helped Atadata in a successful growth and then exit to Deloitte.

Founder

Relus Cloud

Jan 2015 – Oct 2018 · 3 yrs 10 mos

Peachtree Corners Ga

Relus Cloud spun out of Relus Technologies as a born in the cloud consulting company, partnering with AWS to deliver scalable, cost-effective cloud solutions to our customers. We were one of the fastest growing AWS partners in the US. Acquired by Cloudreach.

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Education

Furman University

Computer Science / Business

1981 – 1985

Furman University

Bachelor of Science (BS), Computer Science/Business

1981 – 1985